                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
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                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


  / / CHECK THIS BOX IF NO LONGER
      SUBJECT TO SECTION 16. FORM 4 OR
      FORM 5 OBLIGATIONS MAY CONTINUE.
      SEE INSTRUCTION 1(b).




    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 20(f) OF THE INVESTMENT COMPANY ACT OF 1940

                       Commission File Number  000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
             (Exact name of registrant as specified in its charter)

                              Delaware 86-0721358
                (State or other jurisdiction of (I.R.S. employer
               incorporation or organization) identification no.)

                            2525 E. Camelback Road,
                                   Suite 1150
                            Phoenix, Arizona  85016

              (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (602) 852-6600


1. NAME AND ADDRESS OF REPORTING PERSON*

       Jennings, Christopher D.
       2525 E. Camelback Rd., Suite 1150
       Phoenix, Arizona   85016

2. ISSUER NAME AND TICKER OR TRADING SYMBOL:
   Ugly Duckling Corporation/UGLY

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY):

4. STATEMENT FOR MONTH/YEAR:  7/98

5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR):

6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)

      X DIRECTOR
        OFFICER                                 10% OWNER     OTHER

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
   X  FORM FILED BY ONE REPORTING PERSON


           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. TITLE OF                      2. TRANS-  3. TRANS-   4. SECURITIES ACQUIRED (A)   5. AMOUNT OF      6. OWNER-    7. NATURE OF
   SECURITY                         ACTION     ACTION      OR DISPOSED OF (D)           SECURITIES        SHIP         INDIRECT
                                    DATE       CODE        (INSTR. 3, 4 AND 5)          BENEFICIALLY      FORM:        BENEFICIAL
                                               (INSTR. 8)                               OWNED AT          DIRECT       OWNER-
                                                                                        END OF MONTH      (D) OR       SHIP
                                                                                                          INDIRECT
                                   (MONTH/                                                                (I)
                                    DAY/                             (A) OR
                                    YEAR)      CODE   V    AMOUNT    (D)       PRICE    (INSTR. 3 AND 4)  (INSTR. 4)   (INSTR. 4)
Common Stock Various (unchanged)                                                          6,444&               D


  * If the form is filed by more than one reporting person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Common
WARRANTS                     $9.45%      %            J%                 9,917%   %     %          Stock   9,917%       $9.45%
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
                                19,833#/%                 I                               %

Explanation of Responses:


& Ending balance consists, in part, of 4,444 shares of UGLY restricted Common Stock issued under the UGLY Director's Incentive Plan in 6/96 at a price per share of approx. $15.00. Generally, these shares vest 33% per year.

% Warrants vest in Reporting Person over a three-year period, with 1/3 vesting in each June 30. Warrant issued June 21, 1996 to Cruttenden Roth Incorporated ("Cruttenden") to purchase up to 170,000 shares of UGLY for $9.45/share. A beneficial interest in the warrant was assigned to Reporting Person as a principal of Cruttenden on January 1, 1997 to exercise warrant and acquire up to 29,750 shares of UGLY. Warrant remains in name of Cruttenden. Reporting Person recently left the employment of Cruttenden. In connection with this event, the Reporting Person forfeited 9,917 of UGLY warrants. This determination of forfeiture is reported in this Form 4. The remaining/end of month balance of warrants is fully vested as of the present date.

1) Power-of-attorney is included and made a part of this filing.

# End of month ownership is based on 6/30/98 ownership ending balance of a total of 29,750 warrants (as previously reported on an earlier Form 4) less the forfeiture of 9,917 warrants as determined in 7/98, and as discussed in the explanations above (29,750 - 9,917 = 19,833 warrants, ending balance).


 Christopher D. Jennings
 /s/ Judith A. Boyle             8/6/98
 ------------------------------- -------
 **Signature of Reporting Person   Date

 By: Judith A. Boyle
 Attorney-In-Fact 1)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                               POWER OF ATTORNEY
                                 (C. JENNINGS)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1999, unless earlier revoked or terminated.


                                        /s/ Christopher D. Jennings
                                        ---------------------------------------
                                        Christopher D. Jennings


Dated: May 5, 1998
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